FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”).

Important Information For Investors and Shareholders

In connection with the proposed merger, Enersis Américas has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (Registration No. 333-211405) containing a preliminary prospectus of Enersis Américas that also constitutes a preliminary joint information statement of Enersis Américas and Endesa Américas regarding the proposed merger (the “preliminary prospectus/information statement”). The information contained in the preliminary prospectus/information statement is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enersis Américas and Endesa Américas may file with the SEC other documents in connection with the proposed merger.

This communication is not a substitute for the definitive prospectus/information statement that Enersis Américas and Endesa Américas will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus/information statement (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enersis Américas and Endesa Américas. INVESTORS AND SECURITY HOLDERS OF ENERSIS AMÉRICAS AND ENDESA AMÉRICAS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/INFORMATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the definitive prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Enersis Américas will also be available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enersis@enel.com. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Endesa Américas will be available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.endesacl@enel.com.

Other

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) has acted as a financial advisor to Enersis Américas in connection with the proposed merger of Endesa Américas and Chilectra Américas with and into Enersis Américas (the “Merger”).  At the August 5, 2016 meeting of the Board of Directors of Enersis Américas, BofA Merrill Lynch delivered to Enersis Americas’ Board of Directors an oral opinion, which was confirmed by delivery of a written opinion dated August 5, 2016, to the effect that, as of that date and based on the various assumptions and limitations described in its opinion, the Exchange Ratios (as defined in the opinion) provided for in the Merger, were fair, from a financial point of view, to Enersis Américas.

BofA Merrill Lynch’s written opinion is being filed pursuant to Rule 425 under the Securities Act of 1933, as amended, as a result of certain Chilean regulations that require BofA Merrill Lynch’s written opinion to be disclosed to shareholders of Enersis Américas prior to Enersis Américas filing an amendment to the preliminary prospectus/information statement.  The full text of BofA Merrill Lynch’s written opinion to Enersis Américas’ Board of Directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A to this document and is incorporated by reference herein in its entirety.  BofA Merrill Lynch delivered its opinion to Enersis Américas’ Board of Directors for the benefit and use of Enersis Américas’ Board of Directors (in its capacity as such) in connection with and for purposes of its evaluation of the Exchange Ratios from a financial point of view.  BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Enersis Américas or in which Enersis Américas might engage or as to the underlying business decision of Enersis Américas to proceed with or effect the Merger.  BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the proposed Merger or any related matter.

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registration No. 175

Santiago, August 5, 2016

Ger. Gen. N° 53/2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O'Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law N°18,045, and as established under General Norm No.  30 of the Superintendence, duly authorized, I hereby inform you of the following Significant Event:

The Board of Directors of Enersis Américas S.A, in the session held today, was presented with the following information related to the related-party transaction of the statutory merger of Endesa Américas S.A. and Chilectra Américas S.A. into Enersis Américas S.A. (the “Merger”):

(a)     The final, independent evaluation on the related-party transaction that is part of the Merger, issued by Banco Itaú, the independent reviewer appointed by the Board of Directors, within the framework of the Corporate Reorganization;

(b)     The final, independent evaluation on related-party transaction that is part of the Merger, issued by Credicorp (IM Trust), the independent reviewer appointed by the Board of Directors, within the framework of the Corporate Reorganization;

(c)     The final expert report issued by Mr Pablo D'Agliano, appointed by the Company’s  Board of Directors to report  on the value of the merging companies, Enersis Américas, Endesa Américas and Chilectra Américas, and the exchange ratios of the companies involved;

(d)     A fairness opinion issued by financial consultant, Bank of America Merrill Lynch, appointed by the Company’s Board of Directors to advise on the Corporate Reorganization process.

(e)     The individual statements by the Directors of Enersis Américas; Messrs. Borja Acha B., Chaiman, José Antonio Vargas L., Vice-chairman, and directors Livio Gallo, Enrico Viale, Hernán Somerville S., Patricio Gómez S. and  Domingo Cruzat A., related to the Merger as a related-party transaction, issued pursuant to Article 147 of the Corporations Act: and

(f)       The report of the Enersis Américas Directors’ Committee in relation to the Merger, issued pursuant to article 50 bis of Corporations Law No. 18,046.

Shareholders can obtain copies of  the aforementioned documents at the Company’s office, located at Santa Rosa 76, Floor 15 (Investor Relations area), Santiago, Chile. The documents are also available on the Company’s website at: www.enersis.cl.

Sincerely yours,

Luca D'Agnese

      Chief Executive Officer

c.c.   Fiscalía Nacional Económica (National Economic Prosecutor’s office)

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago -Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders     Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Classification Committee)

BANK OF AMERICA MERRILL LYNCH

Annex A

Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Financial Advisor to Enersis Américas

August 5, 2016

The Board of Directors
Enersis Américas S.A.
Sta. Rosa 76

Santiago 8330099

Chile

Members of the Board of Directors:

We understand that Enersis Américas S.A. (“Enersis”) proposes to undertake certain transactions pursuant to which, among other things, (i) Endesa Américas S.A. (“Endesa”) will merge with and into Enersis (the “Endesa Merger”) and each outstanding share of the common stock, no par value per share, of Endesa (“Endesa Common Stock”) will be converted into the right to receive 2.8 (the “Endesa Exchange Ratio”) shares of the common stock, no par value per share, of Enersis (“Enersis Common Stock”) and (ii) Chilectra Américas S.A. (“Chilectra”) will merge with and into Enersis (the “Chilectra Merger” and together with the Endesa Merger, the “Transactions”) and each outstanding share of the common stock, no par value per share, of Chilectra (“Chilectra Common Stock”) will be converted into the right to receive 4.0 (the “Chilectra Exchange Ratio” and, together with the Endesa Exchange Ratio, the “Exchange Ratios”) shares of Enersis Common Stock. We have assumed, at the direction of Enersis, that the Endesa Merger and the Chilectra Merger will be consummated substantially concurrently and will each be conditioned on the consummation of the other merger transaction.  We have further assumed, at the direction of Board of Directors of Enersis, that a special dividend in the amount of Ch$ 120 billion will be distributed to the shareholders of Chilectra (the “Chilectra Dividend”) prior to the consummation of the Transactions.  We understand that, as of August 5, 2016 Enersis owns approximately 59.98% and 99.1% of the Endesa Common Stock and the Chilectra Common Stock, respectively, and intends to vote all such shares in favor of the Endesa Merger and the Chilectra Merger, respectively. The terms and conditions of the Transactions are more fully set forth in the Terms and Conditions of Merger by Absorption of Endesa and Chilectra into Enersis (the “Terms and Conditions”).

You have requested our opinion as to the fairness, from a financial point of view, to Enersis of the Exchange Ratios provided for in the Transactions.

In connection with this opinion, we have, among other things:

(1)           reviewed certain publicly available business and financial information relating to Enersis, Endesa and Chilectra;

(2)           reviewed certain internal financial and operating information with respect to the business, operations and prospects of Enersis furnished to or discussed with us by the management of Enersis, including certain financial forecasts relating to each of the subsidiaries of Enersis on an individual basis, prepared by the management of Enersis (collectively, such forecasts, the “Enersis Forecasts”) and discussed with the management of Enersis its assessment as to the likelihood of achieving the future financial results reflected in the Enersis Forecasts;

(3)           discussed the past and current business, operations, financial condition and prospects of certain subsidiaries of Endesa and Chilectra with members of senior managements of such subsidiaries and, in each case, with members of senior management of Enersis, and discussed the past and current business, operations, financial condition and prospects of Enersis with members of senior management of Enersis;

(4)           reviewed the historical trading prices for Endesa Common Stock, Chilectra Common Stock and Enersis Common Stock and a comparison of the historical trading prices with each other;

(5)           compared certain financial and stock market information of certain of the subsidiaries of each of Endesa, Chilectra and Enersis with similar information of other companies we deemed relevant;

(6)           reviewed the relative financial contributions of Endesa, Chilectra and Enersis to the historical financial performance of the combined company on a pro forma basis;

(7)           reviewed the preliminary registration statement filed by Enersis with the Securities and Exchange Commission (the “SEC”) on May 17, 2016 (the “Preliminary Registration Statement”) and the amendment thereto filed by Enersis with the SEC on July 15, 2016 (the “Amended Registration Statement”, and, together with the Preliminary Registration Statement, the “Registration Statement”);

(8)           reviewed a draft, dated August 5, 2016 of the Terms and Conditions (the “Draft Terms and Conditions”); and

(9)           performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of certain of the subsidiaries of Endesa and Chilectra and of the management of Enersis that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect.  With respect to the Enersis Forecasts, we have assumed, at the direction of Enersis, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Enersis as to the future financial performance of each of the subsidiaries of Enersis, and, based on the assessments of the management of Enersis as to the likelihood of achieving the future financial results reflected in the Enersis Forecasts, we have relied, at the direction of Enersis, on the Enersis Forecasts for purposes of our opinion.  At the direction of Enersis, we have relied upon the assessments of or our discussions with the management of Enersis as to, among other things, the geopolitical, macroeconomic and other conditions in Chile and certain market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters, relating to or affecting, the utilities industry, which, if different than assumed, could have a material impact on our analyses or opinion.  As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to (i) Endesa on a combined basis prepared by the management of Endesa or (ii) Chilectra on a combined basis prepared by the management of Chilectra.  We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Endesa, Chilectra or Enersis, nor have we made any physical inspection of the properties or assets of Endesa, Chilectra or Enersis.  We have not evaluated the solvency or fair value of Endesa, Chilectra or Enersis under any Chilean or U.S. state, federal or other laws relating to bankruptcy, insolvency or similar matters.  We have assumed, at the direction of Enersis, that the Transactions will be consummated in accordance with the terms set forth in the Terms and Conditions, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Endesa, Chilectra or Enersis or the contemplated benefits of the Transactions.  We have further assumed, at the direction of Enersis, that the Endesa Merger and the Chilectra Merger will be consummated substantially concurrently.  We also have assumed, at the direction of Enersis, that the final Terms and Conditions submitted to the shareholders of Enersis will not differ in any material respect from the Draft Terms and Conditions reviewed by us.  We also have assumed, at the direction of Enersis, that the Transactions will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We express no view or opinion as to any terms or other aspects of the Transactions (other than the Exchange Ratios to the extent expressly specified herein), including, without limitation, the form,  structure or tax consequences or benefits of the Transactions or any related transactions.  In addition, we express no view or opinion regarding the Spin-Offs, including, without limitation, the form, structure or any terms, aspects or implications thereof or the Chilectra Dividend, including, without limitation, the amount, form, structure or any terms, aspects or implications thereof.  We were not requested to, and we did not, participate in the negotiation of the terms of the Transactions, nor were we requested to, and we did not, provide any advice or services in connection with the Transactions other than the delivery of this opinion.  We express no view or opinion as to any such matters.  Our opinion is limited to the fairness, from a financial point of view, to Enersis of the Exchange Ratios provided for in the Transactions and no opinion or view is expressed with respect to any consideration received in connection with the Transactions by the holders of any class of securities, creditors or other constituencies of any party.  In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transactions, or class of such persons, relative to the Exchange Ratios.  Furthermore, no opinion or view is expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to Enersis or in which Enersis might engage or as to the underlying business decision of Enersis to proceed with or effect the Transactions.  We are not expressing any opinion as to what the value of Enersis Common Stock actually will be when issued or the prices at which Enersis Common Stock, Endesa Common Stock or Chilectra Common Stock has or will trade at any time, including following the announcement or consummation of the Spin-Offs or the Transactions.  In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Transactions or any related matter.  Our opinion does not constitute an expert report (informe de perito), an independent valuation report (informe de evaluador independiente) or any other type of opinion or report mandated by applicable Chilean law or regulation.

We have acted as financial advisor to the Board of Directors of Enersis solely to render this opinion and will receive a fee for our services, a portion of which is payable in connection with this opinion and a portion of which was payable upon consummation of the Spin-Offs that were effectuated prior to the Transactions.  In addition, Enersis has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals.  In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Enersis, Endesa, Chilectra and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Enersis and have received or in the future may receive compensation for the rendering of these services, including having provided or providing certain derivatives and foreign exchange trading services to Enersis.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Endesa, Enel SpA, the parent company of Enersis (“Enel”), and their respective affiliates (other than Enersis) and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as (i) financial advisor to Endesa in connection with a sale of assets, (ii) dealer manager to an affiliate of Enel in connection with an exchange of notes, (iii) joint book runner and/or dealer to Enel and certain of its affiliates in connection with debt offerings, (iv) provider of certain management services and products to Enel and/or certain of its affiliates and (v) provider of certain commodity, derivatives and foreign exchange trading services to Enel and certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Enersis (in its capacity as such) in connection with and for purposes of its evaluation of the Transactions.  This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof.  It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.  The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratios provided for in the Transactions are fair, from a financial point of view, to Enersis.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: August 8, 2016